Filed By Energy Transfer Partners, L.P.

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Energy Transfer Partners, L.P.

Commission File No.: 001-11727

Date: February 23, 2017

TRANSCRIPT

The following is a transcript of an earnings conference call held by Energy Transfer Partners, L.P. (“ETP”) at 8:00 a.m. Central time on February 23, 2017. While every effort has been made to provide an accurate transcription, there may be typographical mistakes, inaudible statements, errors, omissions or inaccuracies in the transcript. ETP believes that none of these inaccuracies is material. A replay of the recorded conference call will be accessible for a limited time through ETP’s website at www.energytransfer.com.

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PARTICIPANTS

Executives

Thomas E. Long - Energy Transfer Partners, L.P.

Marshall S. McCrea - Energy Transfer Partners, L.P.

Kelcy L. Warren - Energy Transfer Partners, L.P.

Analysts

Jeremy B. Tonet - JPMorgan Securities LLC

Kristina Kazarian - Deutsche Bank Securities, Inc.

Brandon Blossman - Tudor, Pickering, Holt & Co. Securities, Inc.

Michael Blum - Wells Fargo Securities LLC

Shneur Z. Gershuni - UBS Securities LLC

Tom Abrams - Morgan Stanley & Co. LLC

Theodore Durbin - Goldman Sachs & Co.

Brian Joshua Zarahn - Mizuho Securities USA, Inc.

Darren C. Horowitz - Raymond James & Associates, Inc.

John Edwards - Credit Suisse

Keith Stanley - Wolfe Research LLC

Ethan Heyward Bellamy - Robert W. Baird & Co., Inc.

Selman Akyol - Stifel, Nicolaus & Co., Inc.

Operator

[Operator instructions]

It is now my pleasure to introduce your host, Tom Long, Chief Financial Officer for Energy Transfer. Please go ahead, sir.

Thomas E. Long - Energy Transfer Partners LP

Thank you, operator. Good morning, everyone, and welcome to the Energy Transfer fourth quarter 2016 earnings call, and thank you for joining us today. I’m also joined today by Kelcy Warren, Mackie McCrea, Matt Ramsey, John McReynolds, and other members of our senior management team, who are here to help answer your questions after our prepared remarks.

I will begin today with an update on our pending merger with SXL, as well as a discussion of the latest developments on our Rover, Bakken and other growth projects. Then I will turn our focus to a discussion of the Energy Transfer Partners’ fourth quarter results, followed by a financing and liquidity update; and lastly, a distribution discussion.

As a reminder, we will be making forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934. These are based on our beliefs as well as certain assumptions and information currently available to us. I’ll also refer to adjusted EBITDA and distributable cash flow, or DCF, both of which are non-GAAP financial measures. You will find a reconciliation of our non-GAAP measures on our website.

First, turning to an update on our merger with SXL, on November 21, 2016, ETP and SXL entered into a merger agreement providing for the acquisition of ETP by SXL in a unit-per-unit transaction. Under the terms of the transaction, ETP unitholders will receive 1.5 common unit of SXL for each common unit of ETP they own. This equates to a 10% premium to the volume-weighted average price of ETP’s common units for the last 30 trading days immediately prior to the announcement of transaction. SXL filed its S-4 with the SEC in December and received a second comment letter from SEC on February 8. Late last week, SXL filed its second amendment to the S-4 in response to the SEC’s letter. The record date has been set for February 27th, and we anticipate the proxy will be mailed to unitholders in early March, with the ETP unitholder meeting and vote expected to occur no later than mid-April. We expect the merger to close shortly after receipt of the vote. Integration teams from both Partnerships are currently fully engaged in the integration, planning process and are identifying both cost and commercial synergies.

Now, let’s move to our growth projects, where I will provide a brief update, starting with Rover. We received the FERC certificate to construct and operate the Rover Pipeline Project on February 2nd. At that time, FERC’s order also approved Rover’s proposed tariff rates without modification. FERC has now completed its obligation under Section 106 of the National Historic Preservation Act for the project. Therefore, Rover has received all federal permits, except for the Army Corps’ permit from the Buffalo District; as well as the Water Quality Certification from the Ohio EPA, both of which we anticipate receiving no later than tomorrow. On February 13th, we received notice from FERC that we can proceed with the non-mechanized tree clearing in upland areas, and we are hopeful that we will receive approval to begin the tree clearing in the remaining areas by the end of this week. We expect to begin construction according to the plan, no later than March 1st. We continue to anticipate being in service to the Midwest Hub near Defiance, Ohio in July; and to the markets in Michigan and the Union Gas Dawn Hub in November of 2017.

Now moving to the Bakken update. On February 8, 2017, Dakota Access received the easement from the U.S. Army Corps of Engineers to construct the pipeline across the land owned by the Army Corps on both sides of Lake Oahe in North Dakota. Dakota Access now has received all federal authorizations necessary to complete construction of the pipeline. The Dakota Access pipeline is now 99% complete. With the receipt of the easement from the Army Corps of Engineers, we expect commercial operations on the Dakota Access Pipeline and the adjoining ETCO Pipeline, which is complete and ready for commissioning, will commence in the second quarter of 2017. We reiterate our commitment to protect all cultural resources, along with the environment and the safety of all those in the area, as we move toward the completion of the pipeline.

Last week, we announced that we had successfully completed the project financing of the Bakken Pipeline as well as the closing of the previously announced sale by ETP and SXL of a 36.75% interest in the Bakken Pipeline to MarEn Bakken Company LLC, an entity jointly owned by MPLX LP and Enbridge Partners, L.P. The completion of the project-level financing for the Bakken Pipeline provide an access to the remaining $1.4 billion of cash proceeds under the previously announced $2.5 billion project financing facility, which Dakota Access will use to fund construction cost for its pipeline project. Upon closing of the sale of the minority interest in the Bakken Pipeline to MarEn, ETP and SXL received $1.2 billion and $800 million in cash, respectively, which they plan to use to pay down debt and help fund the current growth projects. As a result of this closing, ownership in the Bakken Pipeline is now as follows. ETP and SXL own 38.25%, MarEn owns 36.75% and PSX owns 25%. ETP and SXL own 60% and 40%, respectively, of the combined 38.25% equity interest in the Bakken Pipeline.

Next on Bayou Bridge, as previously mentioned, we began commercial operations on the 30-inch segment from Nederland to Lake Charles in April. We currently have 80,000 barrels per day contracted under take-or-pay agreements. And for the fourth quarter, we transported an average of 72,000 barrels per day. The 24-inch segment of

Bayou Bridge from Lake Charles to St. James continues to move forward, with permitting going as expected and the right-of-way acquisition ahead of schedule. We anticipate that deliveries to St. James will commence in the fourth quarter of 2017.

On the Revolution Project, the pipeline and plant, as well as the fractionation facility, are expected to be in service in the fourth quarter of 2017. And we are excited to announce that we have secured two additional producers, one of whom brings a significant acreage dedication in Western Pennsylvania.

Shifting now to Lone Star NGL, Frac IV was placed in service in October of 2016, ahead of schedule. Our four fractionators are currently operating at or above nameplate capacity. Due to the continued strong demand for fractionation services and a tremendous growth in the Delaware Basin, we are pleased to announce that we will construct a fifth fractionator at Mont Belvieu, which will have capacity of 120,000 barrels per day and also include NGL product infrastructure; and a new 3 million barrel y-grade cavern. Frac V is fully subscribed by multiple long-term fixed-fee contracts and is expected to be in service in September of 2018.

On our Mexico projects, the Trans-Pecos and Comanche Trail pipelines will expand our intrastate pipeline capacity to carry gas from the Permian Basin to Mexico. We are pleased to say the Comanche Trail Pipeline went into service as scheduled at the end of January, at which point we began collecting demand fees on the pipeline. The Trans-Pecos Pipeline is now 98% complete and on target to be in service before the end of March.

Finally in West Texas, where the Permian Basin continues to drive growth for ETP, the 200 million a day Panther processing plant, which is in the Midland Basin, came online in January and volumes are expected to ramp-up throughout 2017. Also due to continued strong demand, we will be constructing the new 200 million a day Arrowhead processing plant in Reeves County in the Delaware Basin. This plant is expected to come online in the third quarter of 2017.

Now, let’s turn to ETP’s fourth quarter results. Adjusted EBITDA on a consolidated basis totaled $1.43 billion compared to $1.36 billion for the fourth quarter of 2015. This increase was primarily due to another nice quarter of growth in the liquids segment as well as solid growth in the intrastate segment and at SXL.

DCF attributable to the partners of ETP, as adjusted, totaled $796 million compared to $879 million a year ago, primarily due to a current tax benefit that was recorded in 2015, which was primarily from bonus depreciation. Excluding the impact of the change in current tax benefit between the periods, DCF increased approximately $100 million compared to the fourth quarter of 2015.

Now, let’s look at the individual segment results, starting with Midstream. Adjusted EBITDA was $258 million compared to $260 million for the fourth quarter of 2015. We experienced lower throughput volumes this quarter and increased G&A of $34 million, primarily due to year-end accruals as well as costs associated with the acquisition of PennTex, which were partially offset by higher crude oil and NGL prices and lower operating expenses.

Gathered gas volumes totaled 9.7 million MMBtus per day compared to 10.1 million MMBtus per day for the same period last year, primarily due to lower volumes in South Texas and declines in North Texas and the Mid-Continent and Panhandle regions. These were partially offset by increases from the start-up of the Orla processing plant in the Permian Basin, the Ohio River System in the Northeast, as well as the acquisitions of PennTex and certain assets from DCP in North Louisiana. Compared to the third quarter of 2016, volumes remained relatively flat.

NGL production totaled 431,000 per day compared to 444,000 barrels per day for the fourth quarter of 2015. Equity NGLs remained relatively flat at 29,000 barrels per day for the fourth quarter of this year compared to the same period in 2015. The Permian and Delaware Basins continue to be the primary growth drivers for our Midstream business and we are well-positioned to meet producers’ growing needs for both gas and liquids services. And in South Texas, in the first two months of 2017, we’re seeing volumes on our system grow. As we’re starting to see the impact of the continued increase in rig counts, which have doubled off the lows in October of last year, we strongly believe that we will continue to see volume growth from existing customers and new E&P players that have secured acreage in the region in 2017.

In the liquids transportation and services segment, adjusted EBITDA increased more than 20% to $281 million compared to the same period last year. The increase was due to higher throughput at the Lone Star Fractionators, higher NGL and crude transportation volumes and increased storage margin. NGL and crude transportation volumes on our wholly-owned and joint venture pipelines increased more than 25% to 670,000 barrels per day due to the increased volumes out of the Permian Basin as well as the start-up of the Nederland to Lake Charles segment of the Bayou Bridge Pipeline, which averaged 72,000 barrels per day during the fourth quarter, and the start-up of certain other West Texas crude assets. Year-over-year, average daily fractionated volumes increased nearly 60% to 394,000 barrels per day due to the start-up of our third and fourth fractionators in Mont Belvieu, which were commissioned in December of 2015 and October of 2016, respectively, as well as increased producer volumes.

In our intrastate segment, adjusted EBITDA increased by $30 million year-on-year to $152 million due to increased asset optimization opportunities as a result of wider pipeline spreads, additional margin from the storage optimization business and [indiscernible] fees related to the Mexican exports.

Transported intrastate volumes decreased slightly due to lower production in the Barnett Shale, partially offset by increased volumes to Mexico, as well as the addition of new short-haul transportation pipeline delivery volumes into our Houston Pipeline System. We continue to expect volumes to Mexico to grow, particularly with the start-up of the Comanche Trail Pipeline in January of this year and the expected start-up of Trans-Pecos Pipeline in March of this year, which should result in increased demand from transport services through our existing pipeline network.

In our interstate segment, adjusted EBITDA was $269 million compared to $283 million for the fourth quarter of 2015. We did see an impact from the contract restructuring on Tiger as well as lower rates on some of our pipeline due to weaker base spreads, and lower contracted capacity on Transwestern due to mild weather, which was partially offset by higher reservation revenues on Transwestern from a growth project.

Moving on to Sunoco Logistics, adjusted EBITDA was $327 million for the fourth quarter of 2016, an increase of $10 million compared to the fourth quarter of 2015. This was primarily due to an increase in SXL’s crude oil pipelines, which benefited from the Delaware Basin Extension and Permian Longview and Louisiana Extension pipelines that commenced operations in the third quarter of 2016, as well as higher contributions from its crude oil terminals and increased earnings attributable to the acquisition of Vitol.

Moving on to the all other segment, which now reflects our retail marketing operations prior to the transfer of the general partner interest of SUN from ETP to ETE in 2015 and the completion of the dropdown of the remaining retail and marketing interest from ETP to SUN in March of 2016, as well as our equity method investment in LP units of SUN consisting of 43.5 million units, which represents about 44% of SUN’s total outstanding common units.

For the all other segment, adjusted EBITDA was $146 million compared to $152 million a year ago. Results were impacted by lower revenue-generating horsepower from our compression business. This was partially offset by decrease in operating expenses and a decrease in SG&A expenses, resulting from lower transaction-related expenses.

Now, moving on to CapEx, for the full-year 2016, ETP invested nearly $3.2 billion in organic growth projects, including our proportionate share of joint venture investments, with the majority allocated to our liquids transportation and services and Midstream segments. This also includes $577 million funded to the Bakken Pipeline Project by ETP under a promissory note. This note was repaid with funds from the project financing facility, following the receipt by ETP of the final easement for the Bakken Pipeline Project in the first quarter of 2017.

For full-year 2016, we spent $305 million on direct maintenance capital expenditures. For 2017, our organic growth project capital forecast is approximately $2.8 billion, net of the amounts expected to be financed at the asset level, the majority of which will be spent on growth projects and our interstate and Midstream segments. This is an increase from our previously CapEx funding needs of $1.9 billion as a result of the inclusion of Frac V.

In addition, our current plan does not contemplate project financing at the Rover asset, but does include a $600 million of project-level financing related to the drawdown of the Bakken Pipeline facility. For 2017, we are forecasting maintenance capital expenditures of $325 million to $365 million.

Let’s take a look at our liquidity position. As of December 31, 2016, our debt-to-EBITDA ratio was 4.32 times for our credit facility calculation. In September 2016, ETP initiated a commercial paper program, which is backstopped by the $3.75 billion revolving credit facility. As of December 31, 2016, the outstanding balance on this facility was $2.78 billion, which included $777 million of commercial paper. Also during the quarter, we issued $236 million of equity under our ATM program and $68 million of equity under the DRIP program.

In addition to the previously mentioned financings around Bakken, in January of 2017, ETP entered into a private placement with ETE, in which ETP received gross proceeds of approximately $568 million in exchange for the issuance to ETE of approximately 15.8 million ETP common units. ETP used the net proceeds of the transaction to repay existing indebtedness and for general partnership purposes. Also in January of this year, ETP announced that it had successfully priced $1.5 billion of senior notes. ETP primarily used the proceeds of this offering to prefund the refinancing of its 2017 debt maturity obligations.

Currently, taking into account the completion of these recent refinancings, ETP has approximately $250 million outstanding under its revolving credit facility. As you can see, we have recently taken some steps to improve our balance sheet and address some of ETP’s equity needs for 2017. We are excited to bring into service the remainder of our major capital projects throughout 2017 and look forward to the incremental cash flows that they will bring upon completion.

Now, I’d like to touch on our recent distribution announcement. In January, we announced a distribution of $1.055 per common unit for the fourth quarter or $4.22 per common unit on an annualized basis. This was flat compared to our third quarter of 2016 distribution and was paid on February 14th to unitholders of record as of the close of business on February 7th.

Before moving on to an overview of ETE’s results, I wanted to briefly touch on PennTex’s fourth quarter results. Adjusted EBITDA totaled $19.4 million compared to $12.8 million for the fourth quarter of 2015. This increase was primarily due to an increase in processing MVCs from their primary customer.

DCF attributable to the partners of PTXP, as adjusted, totaled $18.1 million compared to $11 million a year ago, primarily due to the increased adjusted EBITDA. Processing volumes averaged 240,000 MMBtus per day during the fourth quarter of 2016, and minimum volume commitments under PennTex’s gathering and processing agreement with its primary customer were 460,000 MMBtus per day for the quarter.

PennTex also completed and placed into service additional gathering facilities in the Vernon field for its primary customer in December of 2016. On January 25, 2017, PennTex announced a distribution of $0.295 per common unit for the fourth quarter or $1.18 per common unit on an annualized basis.

Now moving to ETE, I’ll begin with ETE’s fourth quarter results, followed by a liquidity and financing update and a brief update on the Lake Charles LNG. ETE’s distributable cash flow, as adjusted, for the fourth quarter totaled $299 million compared to $343 million for the fourth quarter of 2015. The decrease was due to the additional $95 million IDR subsidies granted to ETP for the fourth quarter of 2016. ETE’s coverage for the fourth quarter was 1.19 times.

ETE announced last month a quarterly distribution of $0.285 per unit. This equates to $1.14 per unit on an annualized basis. It was paid on February 21 to unitholders of record as of the close of business on February 7th.

Let’s look now at the liquidity and financing. ETE continues to have a healthy liquidity position. We ended the quarter with a debt-to-EBITDA ratio of 3x for our credit facility. As of December 31, 2016, there was $875 million in outstanding borrowings under the credit facility. Therefore, at the end of the fourth quarter of 2016, the overall ETE stand-alone debt was $6.4 billion with a blended interest rate of approximately 4.9%.

And in January of 2017, ETE issued 32.2 million common units, representing limited partner interest in ETE to certain institutional investors and a private transaction for gross proceeds of approximately $580 million, which ETE used to purchase 15.8 million newly-issued ETP common units. This transaction was both accretive to DCF and deleveraging for ETE, while also demonstrating ETE’s continued support of its underlying partnerships. On February 2nd, ETE closed on a $2.2 billion institutional term loan, which effectively extends the maturity of our existing term loans from 2019 to 2024.

As to Lake Charles LNG, really a brief update here. Basically, we just still remain in close dialog with Shell regarding the possibility, of course, bringing this project to FID.

Before opening the call up to your questions, I would like to say we remain pleased with the performance of our base business as this continue to demonstrate its resiliency. We remain focused on the completion of our remaining growth projects, including the Bakken and Rover pipelines, which will generate future fee-based EBITDA growth. We continue to place emphasis on maintaining a strong balance sheet by lowering our leverage, while also increasing coverage and liquidity, and feel we have made some good strides in the first two months of this year.

ETP is in great position for growth. We’re also excited about our combination with SXL as we continue to simplify our family structure. ETP remains firmly committed to its investment-grade rating. ETE’s priority continues to be supporting its core operating subsidiaries and ensuring their financial health.

With that, operator, that concludes our prepared remarks. Please open the line up for questions.

Question-and-Answer Session

Operator

Certainly. At this time, we’ll be conducting a question-and-answer session. Our first quarter today is coming from Jeremy Tonet from JPMorgan. Please proceed with your question.

Jeremy B. Tonet - JPMorgan Securities LLC

Good morning. Just want to touch base on Rover a bit here. You listed a bunch of permits at the beginning. And did you list the 401 water permit that allows for mechanized tree clearing?

Marshall S. McCrea - Energy Transfer Partners, L.P.

Jeremy, this is Mackie. As far as every federal permit, we’ve received everything, including the Buffalo District, which was one of the last two that was remaining today. And we have been told that the final Ohio permit will be signed and sent today also. So, as of today, we expect to have every federal permit from both the Corps and the FERC in hand.

Jeremy B. Tonet - JPMorgan Securities LLC

Okay. Great. And just a little follow-up there. As far as any portions of the route that have right-of-way issues for tree felling or you’d have to reroute there, do you feel good with all those issues? Just trying to get a sense for the March 31 deadline, how comfortable you guys are with hitting that?

Marshall S. McCrea - Energy Transfer Partners, L.P.

We couldn’t feel better. I’d tell you, after what we went through last year and dealing with the administration we were dealing with, and just the stresses and headaches, and the teams stay together, us with our construction companies are moving forward. We’ve talked with them last week. There is a tremendous amount of manpower out there now cutting trees. We have the actual right to clear up to 90% of the trees right now along the route. The wetlands are only about 10%. So, we are highly confident that we’ll have the trees cut by the end of March.

Jeremy B. Tonet - JPMorgan Securities LLC

Great. Thanks for that. And just want to turn to Midstream for a quick second here. It looks like that the volumes were up versus third quarter, commodity prices were up a bit, and then you have the benefits of PennTex, and the gross margin stepped down a bit quarter-over-quarter. So, just wondering if you could provide a little bit more color on some of the drivers there 4Q versus 3Q and kind of how you see – what’s the baseline for 2017 there?

Marshall S. McCrea - Energy Transfer Partners, L.P.

If you look at – as Tom spoke about a little bit earlier, we had some one-time charges, some accruals. We had some lower capitalization on some CapEx. If you remove all that, we actually, from an EBITDA basis, were relatively flat. Yes, volumes were softer, but from an EBITDA basis, we were very close to being flat quarter-to-quarter.

Jeremy B. Tonet - JPMorgan Securities LLC

Okay. Just on the gross margin side, it seems like it came down a little bit even before the expenses. I don’t know if there were any kind of one-offs that was happening there?

Thomas E. Long - Energy Transfer Partners, L.P.

Yeah. No, listen, Jeremy. This is Tom. There really wasn’t any one-offs. I think, as always, when you get into the winter, you might have a little bit of operational type items that you work through, but I wouldn’t really call it one-off other than kind of the normal, what I would refer to as winter-type occurrences.

Jeremy B. Tonet - JPMorgan Securities LLC

Okay. Great. Thanks. That’s it for me. I’ll hop back in the queue.

Operator

Thank you. Our next question today is coming from Kristina Kazarian from Deutsche Bank. Please proceed with your question.

Kristina Kazarian - Deutsche Bank Securities, Inc.

Good morning, guys. So.

Kelcy L. Warren - Energy Transfer Partners, L.P.

Good morning.

Thomas E. Long - Energy Transfer Partners, L.P.

Good morning.

Kristina Kazarian - Deutsche Bank Securities, Inc.

Nice job on Frac V announcement this morning. Can you guys just give some more color around commitments and how this kind of came together? And with it now fully subscribed, which I think I caught in the opening comments, how should I be thinking about timeframe for Frac VI and beyond?

Marshall S. McCrea - Energy Transfer Partners, L.P.

Yeah. It’s funny you say that. Every time we talk to Steve Spaulding, he’s asking for approval for another frac, and he’s not doing it just because he likes building fracs, but he’s doing it because we have to, based on our contractual obligations. And he and his team have done a tremendous job growing those assets. We continue to concentrate our time and effort in areas where it makes sense, and it right now is, of course, the Delaware and Permian Basins. In addition to capturing all the liquids from the numerous plants that ETP continues to build, they also are very successful in capturing third-party plants.

So, as Tom read a minute ago, our plants are already running at full. Some of that we’re just bringing interruptible space as the firm fee-based volumes ramp up on Frac IV, and we will have the ability to kind of take volumes to other fracs if we’re full before Frac V is completed. But as soon as it’s completed, we’ll begin ramping it up and expect it to be full in less than a year. And no doubt, probably in less than six months, Steve will come again asking for another frac based on some negotiations and discussions we have now.

So, it just has been a phenomenal asset, continues to grow, continues to drive distributable cash, and we couldn’t be more pleased with Lone Star’s performance.

Kristina Kazarian - Deutsche Bank Securities, Inc.

Got it. And nice update on Revolution too. Can you just remind me where we stand from a subscription level-wise and maybe a bit more color on the two new producers? And what the scale of the big acreage dedication really is?

Marshall S. McCrea - Energy Transfer Partners, L.P.

Yeah. We are under a confidentiality – well, first of all, let me say that how pleased we are to say we’ve added customers. We’ve been saying that for over a year now. We really have been in negotiations and close with many, including these. But we are very excited to announce that. One of them is in a very large dedication or a volume, but it’s fairly material. The other one is a large acreage dedication. It’s in excess of 30,000 acres. It’s the life of the lease on this acreage and they’re also adding acreage. So, we’re really excited about that transaction. In addition to that, 18 months or earlier after the completion of Revolution, demand charges kick-in at Revolution for 100,000 a day of that volume. So, those are really two exciting additions. And now, we have three customers, we’re looking to add a couple of more. So, even though it’s taken a while, we’re real pleased with how Revolution is turning out.

Kristina Kazarian - Deutsche Bank Securities, Inc.

Perfect. And last one from me and shooting this one Tom’s way. Tom, on the last call, I think we were bouncing around $1.9 billion number for CapEx and now sounds like we’re looking more at the $2.8 billion range. I got from the press release this morning that $385 million is from Frac V. But what’s the other $600 million-ish? And does the new CapEx number cover all the topics, new announcements we’ve talked about on this call, or is there the chance that that number creeps up throughout the year?

Thomas E. Long - Energy Transfer Partners, L.P.

Yeah. Well, I’ll kind of start with the last, and then I’ll go back to reconcile with you, Kristina, a little bit the $1.9 billion to the $2.8 billion. But yeah, I mean, as far as creep up, I mean we’re always looking at new projects. So, when we give this guidance, it really is looking at the projects that we have approved that were looked – that we pretty much have great clarity around.

Now, as far as the $1.9 billion, really it is tied to the Rover project financing. In other words, the $1.9 billion that we always gave or what we give every quarter is always net of project financing. And what we’ve done is has at least shown that if we don’t end up going to project financing route on Rover that we’re evaluating, we thought it was prudent to go ahead and show that with that project being just funded through the balance sheet and not putting it at the asset level here.

So, if you took that number and then you took Rover in and include about probably nearly, what, $1.2 billion or so for that, but you have to remember, because of the closing of the Dakota Access project financing that you have a $600 million credit that came in. And now, go back and add in for the Frac V about $200 million. I know you said the $380 million, but it’s about $200 million spend in 2017. So, that will get you back to the $2.8 billion, if you take those numbers I just laid out.

Kristina Kazarian - Deutsche Bank Securities, Inc.

Perfect. Thank you, guys, for the update.

Thomas E. Long - Energy Transfer Partners, L.P.

You bet.

Operator

Thank you. Our next question today is coming from Brandon Blossman from Tudor, Pickering, Holt. Please proceed with your question.

Brandon Blossman - Tudor, Pickering, Holt & Co. Securities, Inc.

Good morning, everyone.

Marshall S. McCrea - Energy Transfer Partners, L.P.

Good morning.

Brandon Blossman - Tudor, Pickering, Holt & Co. Securities, Inc.

Where to start? Did anything change in terms of Rover project financing from when you were exploring that to now?

Thomas E. Long - Energy Transfer Partners, L.P.

Well, all along, we’re always going to try to look at the most efficient way we can. So, to say something change, you know the markets are always changing out there as to what we can issue debt at the ETP level versus going out and doing the project financing. So, I think in answer to your question, it’s more of just the market. And you’re always going to evaluate to optimize the maximum DCF you can get at ETP. And so, we’ll always make those decisions at the time.

Brandon Blossman - Tudor, Pickering, Holt & Co. Securities, Inc.

Okay. Makes sense. Equity needs for 2017 CapEx program, how are you guys thinking about that as we trace through the year?

Thomas E. Long - Energy Transfer Partners, L.P.

Well, the way we always look at that is it’s – this isn’t really about a funding question as much as just managing leverage. So, we have the ATM in place. We’ll always opportunistically utilize that. But keep in mind on the first question you just asked is that whether you do project financing of the asset or whether you do, in other words, in the form of debt, or whether you do it at ETP - that’s one and the same. So, we’ll balance the debt-equity in order to be able to continue to stay in line with what we’ve shown to the rating agencies to protect our investment-grade rating. So, I don’t really have any guidance for you there, other than we will navigate that throughout the year.

Brandon Blossman - Tudor, Pickering, Holt & Co. Securities, Inc.

Fair enough. And the last question for me, the new Arrowhead plant in Reeves County, did I hear that correctly, Q3 2017, is that currently under construction or do you plan on starting quickly here?

Marshall S. McCrea - Energy Transfer Partners, L.P.

Yes. Correct, we expect to bring it online in the third quarter.

Brandon Blossman - Tudor, Pickering, Holt & Co. Securities, Inc.

Okay. Can you tell me where the residue gas interconnect is and are there any concerns around getting that gas away from the plant?

Marshall S. McCrea - Energy Transfer Partners, L.P.

No. There’s zero concerns about getting it away. It will end up going into our pipeline network. It’s really the choice of the producer. So it’ll either go into our interstate network, our intrastate or possibly to the CFE header. But there’ll be no issues about capacity out of the plant.

Brandon Blossman - Tudor, Pickering, Holt & Co. Securities, Inc.

Awesome. Thank you. That’s all for me.

Marshall S. McCrea - Energy Transfer Partners, L.P.

Thank you.

Operator

Thank you. Our next question today is coming from Michael Blum from Wells Fargo Securities. Please proceed with your question.

Michael Blum - Wells Fargo Securities LLC

Thanks. I basically have two questions, but I think they might be one and the same. So, what is the latest cost estimate for Revolution and timing? And then, I guess, related to that, what’s in the – in the 2017 CapEx for Midstream, what is that that, it’s roughly $950 million, what’s in that number?

Marshall S. McCrea - Energy Transfer Partners, L.P.

As far as Revolution, where we’re at, the route we initially selected, we shortened that significantly. We’ve changed a few pipeline diameters. So, we’ve come in considerably under budget. We’re probably going to be in the neighborhood, including all the cost of frac at Marcus Hook, we’re just slightly over $1 billion for Revolution.

Thomas E. Long - Energy Transfer Partners, L.P.

And I’ll take the second part, Michael. I think, if you were kind of summing up those projects, obviously, it’s Revolution that Mackie just mentioned; Arrowhead that the question just came up on that piece, but it’s also the Northeast projects that we’re continuing to work on up there, is really the main drivers for the projections we have for 2017.

Michael Blum - Wells Fargo Securities LLC

Okay. And then, just the timing of Revolution, when does that sort of fully come into service?

Marshall S. McCrea - Energy Transfer Partners, L.P.

We expect to be online with the second phase of Rover in November of this year.

Michael Blum - Wells Fargo Securities LLC

Okay. Great. Got it. Thanks, guys.

Thomas E. Long - Energy Transfer Partners, L.P.

Yeah. Thank you.

Operator

Thank you. Our next question today is coming from Shneur Gershuni from UBS. Please proceed with your question.

Shneur Z. Gershuni - UBS Securities LLC

Hi. Good morning, guys. Just to start off, a lot’s happened since last quarter. DAPL, Rover are finally advancing and so forth. I was wondering if you can talk about your existing base business a little bit. You touched on some trends during your prepared remarks and there has been a significant rig activity pick-up in the Permian. If I recall correctly when thinking about the legacy Regency assets, are you not well-positioned to benefit from this uplift? Could we see a material pick-up in earnings in 2017? I was wondering if there’s a way to sensitize that for us as to what you think the upside could be as a result?

Marshall S. McCrea - Energy Transfer Partners, L.P.

To the first two questions, yes and yes. We couldn’t be better situated in the Permian and Delaware Basins. If you look at our infrastructure, our gathering, our processing plants, our intrastate, interstate network, our NGL takeaway, there’s nobody that even comes close. So, we couldn’t be more pleased in our position. As you know, with Arrowhead and some other – a lot of other activity we have out there, we’re expanding our processing capabilities and continue to look to expand it with ongoing negotiations. So, we expect the volumes to grow and continue to grow as they have fairly significantly throughout this year. And we expect to play a large role in gathering, processing and delivering the residue and NGLs to market. So, great area for us, will continue to be a huge focus. And we, without a doubt, have the best advantage out there to capture business than any of our competitors.

Shneur Z. Gershuni - UBS Securities LLC

Great. And as a bit of a follow-up, a lot of producers have announced Permian crude takeaway capacity and, obviously, SXL made some big announcements last night. What are your plans with Lone Star going forward? Do you still plan to bring it into service for crude, given the pending merger? Or are you considering some other options, maybe NGL takeaway capacity, just given the robust drilling activity in the basin?

Marshall S. McCrea - Energy Transfer Partners, L.P.

Well, as we’ve been explaining ever since October we announced the merger, we’re real excited about our teams, SXL and ETP, working together, offering the full stream of services from the wellhead all the way to the delivery on the Gulf Coast, or even all the way to St. James. So, we’ll have an NGL team that offers those services. We’ll have an ETP combined team that offers the crude gathering and storage and blending and transport and delivery to market, including export.

So, one of the most exciting synergies that we continue to look at, analyze and are ready to move on are utilizing the available capacity, either idle or taking it out of the different commodity and putting it into oil or condensate. We continue to evaluate that and there are numerous opportunities that we’ll take advantage of shortly after the merger.

Shneur Z. Gershuni - UBS Securities LLC

Okay. And then, turning to SUN for a second, given its leverage profile and so forth, and I realize you’ve gotten some covenant relief there, is there any plan from the ETE level to offer some support or is this going to be handled all at the SUN level?

Kelcy L. Warren - Energy Transfer Partners, L.P.

Yeah. This is Kelcy. I think, absolutely. To the extent ETE, it’s appropriate to support SUN, which is, as you know, you’ve seen our conduct in the past, that happens frequently from our partnerships. To the extent that that is necessary, that will be provided. I think there’s – in my view, there is quite a bit of wood to chop before we get to that. There’s some fundamental things that need to improve with SUN and just running the business. And so, we’re going to focus on that first. But to the extent that ETE needs to step up, it certainly will.

Shneur Z. Gershuni - UBS Securities LLC

Okay. And then one final question. You’ve gotten the cash in the door with the DAPL sale. You have all the approvals to move forward and you’re going to start finally generating cash flow on DAPL. Have the discussions changed at all with the rating agencies, or can you now consider strategies for a full simplification into ETE once SXL and ETP is complete? It would appear to me that there is a lot of cash accretion kind of where ETE is trading versus where ETP and SXL are. Just wondering if you can sort of talk about the discussions with the agencies and how that impacts strategy going forward?

Thomas E. Long - Energy Transfer Partners, L.P.

Yeah. No, you bet. And listen, everything that you just listed there, in other words, all the good news that has occurred over the last month or so was exactly what the plans we had laid out with the agencies. So, there is really nothing new in any of that, including the merger with SXL and ETP. So, I think, at the end of the day, I would just say that the conversations are obviously good with them, as we execute on these and as everything falls into place.

Shneur Z. Gershuni - UBS Securities LLC

All right. Great. Thank you very much, guys. Appreciate the color.

Marshall S. McCrea - Energy Transfer Partners, L.P.

Thank you.

Operator

Thank you. Our next question today is coming from Tom Abrams from Morgan Stanley. Please proceed with your question.

Tom Abrams - Morgan Stanley & Co. LLC

Thank you. I was asking – wanted to ask about divestitures and what you’re thinking about there - compression, coal, CES, so forth?

Kelcy L. Warren - Energy Transfer Partners, L.P.

Yeah. This is Kelcy. I’ll take that. The compression business is not doing well, and it’s a business that we would certainly consider divesting. But at the same time, I just don’t know that the market is right for that. And then we would – Dakota Access Pipeline was a – I think it’s going to be one of the better pipelines built in the United States in a long time. But it was the right thing to do, because it was a very strategic. We’ve brought in partners that could guarantee the success of the pipeline by bringing commitments of barrels and good partners. Partners that have – bring vision to the project that we felt like was important as well. Those type of transactions we are open-minded to. So, if there were to be a situation where we could sell a minority non-operating interest in one of our assets from someone that could actually help that project in its performance, we are open-minded to that. As far as outright divestitures, none come to mind right now that we are exploring because of two reasons, like I said, on compression, I don’t think the markets could pay what we would need to receive. And that’s just – so we’re not exploring anything right now.

Tom Abrams - Morgan Stanley & Co. LLC

All right. And then I just wanted to know if DAPL was expected to pick-up any volumes off of Line 3 to support it a little bit, or to give it some additional capacity.

Marshall S. McCrea - Energy Transfer Partners, L.P.

When you say Line 3, what’s the Line 3, I’m sorry?

Tom Abrams - Morgan Stanley & Co. LLC

I’m sorry. Enbridge’s Line 3 coming in from Canada. If DAPL was expected to pick-up a couple hundred thousand barrels from there, or whether it’s all going to be Bakken barrels?

Marshall S. McCrea - Energy Transfer Partners, L.P.

Yeah. We would – it would – we’ll fill it up with Bakken barrels. We’ll see the demand grow. We’ll see the volumes grow there. We have about 100,000 left to sell and we’re talking to customers that are interested in it, just not timely yet. But we expect the volumes to come from Bakken.

Tom Abrams - Morgan Stanley & Co. LLC

All right. Thanks a lot.

Kelcy L. Warren - Energy Transfer Partners, L.P.

Thank you.

Operator

Thank you. Our next question today is coming from Ted Durbin from Goldman Sachs. Please proceed with your question.

Theodore Durbin - Goldman Sachs & Co.

Thanks. Just coming back to Rover, you’ve got the – I think, the CapEx was $3.8 billion, but you filed before with the FERC. I just want to check your confidence that you’ll actually hit those numbers in what feels like a fairly quick in-service date. Do you have firm contracts with your contractors? Just kind of talk us through how you’re going to hit your cost number.

Marshall S. McCrea - Energy Transfer Partners, L.P.

Yeah. I’ll start out, this is Mackie. Yes. We have not only firm contracts with the contractors, but they’re ready to go as soon as we have approval from FERC to move forward on full construction, which we expect no later than March 1st. So, we’re ready to go, they’re ready to go. And yes, it’s going to be a challenge, but we still believe we will be in and flowing gas to Defiance by July of 2017.

Theodore Durbin - Goldman Sachs & Co.

That’s great. And how much has been spent on Rover so far?

Thomas E. Long - Energy Transfer Partners, L.P.

We’re probably a little bit over $1.5 billion spent to date on that, between $1.5 billion, $1.6 billion.

Theodore Durbin - Goldman Sachs & Co.

Okay. So, is it fair to say that what’s in the CapEx budget for this year is largely Rover?

Thomas E. Long - Energy Transfer Partners, L.P.

Yeah. Yes. I mean, it’s in there. But I mean, like I said, those other ones that we talked about in Midstream, you can’t discount those either. But that was probably – that was the big driver for the increase, obviously.

Theodore Durbin - Goldman Sachs & Co.

Yeah. No, fair enough. Okay. And then, if I can just switch over to the S-4 and some of the projections you have in there. I guess, the first question is, can you confirm that both Rover and DAPL are in your EBITDA projections at the 100% level?

Thomas E. Long - Energy Transfer Partners, L.P.

Yes, that is correct. They’re in there at the 100% level.

Theodore Durbin - Goldman Sachs & Co.

Okay. And has anything changed since you filed the S-4, whether it’s project timing or what you’re seeing on volumes, that would make you think that those numbers should be materially different than what you have out there for 2018 and 2019?

Thomas E. Long - Energy Transfer Partners, L.P.

Yeah. I don’t know from a materiality standpoint, let’s say, but yes. I mean, we – clearly with the second quarter now start-up of the Dakota Access Pipe, that one was intended to be, obviously, at the beginning of the year here, so.

Theodore Durbin - Goldman Sachs & Co.

Yeah. That’s fine.

Thomas E. Long - Energy Transfer Partners, L.P.

But Rover is the same. Same as what we’re giving here right now, so strictly Dakota Access.

Theodore Durbin - Goldman Sachs & Co.

Yeah. Yeah. Fair enough. And then just coming back, there was a question earlier on ETP-SXL merger, but then I think there was a comment around a potential bigger sort of roll-up of ETE maybe rolling up all the MLPs, eliminating IDRs. Did I miss that? Is that something that you’re still considering? I mean, you’re seeing a lot of your Midstream peers go that route of eliminating IDRs. Where are you on that? And again, tying that into the ratings agencies, what sort of pro forma leverage would you need if you were to do that?

Kelcy L. Warren - Energy Transfer Partners, L.P.

Yeah. This is Kelcy. I’ll take the first part of it. Tom, you do the second, if you don’t mind. We have said recently and we’ll say it for everybody here, we think, and it’s inevitable, that at some point – not now, but at some point that there will be a complete consolidation of ETE into the family, and how we structure that we don’t know. We think it’s – we know it’s premature for that at this time. We do recognize others have done it. And this sometimes seems to be kind of a herd mentality of what everybody else should do, and that’s not what we’re going to do.

So, I think at some point, it becomes just the IDR subsidies become very routine rather than occasionally. I can tell you we’ve never not done a project because of cost of capital, never once. If a subsidy is required, we offer it. We like that optionality and we also like it because we think ETE is a great acquisition vehicle. We’ve only done one acquisition involving ETE, that was the Southern Union acquisition, turned out to be really, really great for our unitholders. And we think that we think we can do something like that again. And so, we’re open-minded to using that and we’re actually back churning in acquisition analysis.

So, Tom, would you handle the second part, please?

Thomas E. Long - Energy Transfer Partners, L.P.

Yeah, you bet. And as far as that pro forma leverage question you had, our target clearly would be, straight out of the chute, to be below sub-5x. I think it’s going to be very important with the agencies now. As we’ve said in the past, our target always – is always to be about that 4.5x – 4x to 4.5x. So, I think, over the long term, that was where you’d like to be. But you would need to be below 5x at the time of any rollup.

Theodore Durbin - Goldman Sachs & Co.

Great. That’s it for me. Thank you.

Kelcy L. Warren - Energy Transfer Partners, L.P.

Thank you.

Thomas E. Long - Energy Transfer Partners, L.P.

Thank you.

Operator

Thank you. Our next question today is coming from Brian Zarahn from Mizuho. Please proceed with your question.

Brian Joshua Zarahn - Mizuho Securities USA, Inc.

Good morning.

Kelcy L. Warren - Energy Transfer Partners, L.P.

Good morning.

Brian Joshua Zarahn - Mizuho Securities USA, Inc.

Just following up on the IDR questions. Do you expect some type of alteration for the pro forma Sunoco Logistics, Energy Transfer as their givebacks roll-off at the end of this year, do you expect some type of changes soon after the merger announcement – merger closure?

Thomas E. Long - Energy Transfer Partners, L.P.

No. I think what you’ve seen in that S-4 is what we’re comfortable with. If I understand your question correctly, in other words, I think you’ve seen in there what we’ve baked into those assumptions. But we don’t – in other words, no adjustments to what you’ve seen in that S-4.

Brian Joshua Zarahn - Mizuho Securities USA, Inc.

And then as you contemplate the potential consolidation of the family, would that include Sunoco LP?

Kelcy L. Warren - Energy Transfer Partners, L.P.

Again, we think it’s premature, so we’ve not really looked at that. I think that the analysis that we have done to-date has been just rolling up ETP and ETE into the same vehicle, therefore reducing the cost of capital, but we haven’t looked at SUN.

Brian Joshua Zarahn - Mizuho Securities USA, Inc.

I guess, following up on SUN again – on the distribution, you mentioned you’re willing to provide support. Do you think a better approach would be to reset the distribution or would you potentially look at the IDR reduction route?

Kelcy L. Warren - Energy Transfer Partners, L.P.

I think either one of those would be on the table. But I want to reiterate, SUN’s got to run its business first. I mean, the businesses need to operate at the best they’re capable of and the most efficient that they can be run. And then you go and you look for IDR relief or support. I’m not convinced that I’m seeing that right now, but that’s not – I’m not trying to be critical of the management team or staff. I’m just saying, let’s get down the fundamentals. Let’s run the business correctly. Let’s rationalize our cost and be – compare well against our peers. But we would look at either one of those things at the appropriate time.

Brian Joshua Zarahn - Mizuho Securities USA, Inc.

Thank you.

Kelcy L. Warren - Energy Transfer Partners, L.P.

Thank you.

Operator

Thank you. Our next question today is coming from Darren Horowitz from Raymond James. Please proceed with your question.

Darren C. Horowitz - Raymond James & Associates, Inc.

Hey, Mackie, real quick on Dakota Access, within the context of commercial operation starting next quarter, do you think line fill starts in April? And if so, is there then going to be a big jump in commercial volumes through May and June that effectively puts the pipe on track for the contractually committed utilization and EBITDA to benefit 3Q more fully? Or do you think it ends up being a bit more of a linear volume ramp that suggest more of a full 4Q benefit?

Marshall S. McCrea - Energy Transfer Partners, L.P.

I’d tell you, Darren, things are going so well as far as on the drill, we expect to begin or continue line fillings in late March, early April. So to answer your question, we should be fully line-packed and ready to go prior to June 1st, sometime in May. There’s actually some agreements we will begin charging demand charges prior to June 1st. But by June 1st, we do expect to begin charging the full demand charge on the fully-subscribed volumes.

Darren C. Horowitz - Raymond James & Associates, Inc.

Okay. And then real quick, if you could, just on Lone Star. With the discussion around the fifth frac and the related NGL product infrastructure, can you remind us what the contractual commitments that you’ve got in place to move forward commercially with the project? And more importantly, how you guys think about balancing the take-or-pay commitments versus maybe the potential to have some capacity to fractionate your own equity NGL barrels? And I’m thinking here about leveraging what’s going to be coming out at the back of Arrowhead, and maybe having more control of those downstream distribution of purity products?

Marshall S. McCrea - Energy Transfer Partners, L.P.

Yeah. Well, certainly, without a doubt, we will always have capacity for all barrels at the tailgate of our plant. So, that’s just a given and yes, that’s part of the formula. Both our volumes and also third-party volumes, by and large, have 85% to 90% demand charges on the frac component of the TNF charge. So, the vast majority of the capital or the revenues to provide returns on this frac are from demand charges regardless whether volumes go up or not.

Darren C. Horowitz - Raymond James & Associates, Inc.

Thanks, Mackie.

Marshall S. McCrea - Energy Transfer Partners, L.P.

You bet.

Operator

Thank you. Our next question today is coming from John Edwards from Credit Suisse. Please proceed with your question.

John Edwards - Credit Suisse

Yeah. Good morning, everybody, and thanks for taking my questions. I’m just curious regarding, I think Mackie used the word, tremendous tree-cutting manpower out there. I’m just curious, define tremendous. I mean how many crews and how many people? And obviously it’s a tremendous amount of tree-cutting to be done in a short period of time, I’m just pretty curious, and what the mobilization effort has been there?

Marshall S. McCrea - Energy Transfer Partners, L.P.

We actually met with one of the lead construction companies a couple of weeks ago for a number of reasons, and I don’t have the exact numbers. I don’t think we have the personnel here that can give you the exact numbers. All I know is we have a lot of folks out there with the goal and the intentions of getting the trees cut by the end of March. And now that we have clearance from FERC to clear up approximately 90% of the trees, we’ll be way down the way, if not completed, prior to even receiving the final 10%. But John, I don’t have the exact numbers, but there’s a lot of guys out there.

Kelcy L. Warren - Energy Transfer Partners, L.P.

Hey, John. Let me add. This is Kelcy. In a normal pipeline construction job, you would – as you’re cutting trees and knocking them down, you’re also stacking them, you’re dealing with the debris at the same time. So, that’s the process. It’s a much more efficient process. We’re not allowed that luxury in this case. These trees are just going to be put on the ground. So, unlike most right-of-way clearing, where it’s more an assembly line type thing that these are – that this is – just like Mackie said, are focused on getting trees on the ground.

John Edwards - Credit Suisse

Okay. I was just curious, kind of like how many people it takes like per mile or whatever. But that’s fine. It’s not that material. I just was really curious, because I figured it just would take a tremendous number – just a huge effort to pull that together. And sounds like you have it well in hand. And then just a follow-up on a question asked earlier in terms of the uplift – the contribution from the Permian uplift over the next couple of years just kind of percentage-wise, I mean just if any other insight you can provide on that or any additional granularity would be great.

Marshall S. McCrea - Energy Transfer Partners, L.P.

Percentage-wise, if you just look at the Permian Basin and Delaware Basin where we are today, I think we’re projecting anywhere from 15% to 20% of growth. I mean, Rebel is full. Panther is on the way to being full later this year. Arrowhead will start ramping up day one, will be full in less than a year. As you can imagine, we’re also looking at not only adding additional processing capacity, but also possibly acquiring. There are some assets for sale out there. Some of them fit very well with us. All of the deals we did as far as gathering and processing are accretive deals. And what we don’t have in there is the downstream revenue, which the vast majority of it will hit into our inter/intrastate network, and we also don’t have the NGL volumes, which 100% of it will hit our Lone Star system. So, kind of throughout our divisions, we’ll have both volume growth and revenue growth be pretty substantial over the next two or three years.

John Edwards - Credit Suisse

Great. Thank you for that. And this may be more of a question for the SUN call. But just I’m just curious in terms of helping to manage the balance sheet over there. I mean, is sort of a PIK preferred option something that you guys have looked at as another way to go? I know the bank covenants were able to be relaxed which obviously was a big benefit. Any insight there, or is that something more to take to the SUN call?

Thomas E. Long - Energy Transfer Partners, L.P.

Yeah. And listen, by all means, definitely take it to SUN call, but I don’t mind adding just a little bit here. We continue to work closely with them and evaluating a lot of various options. Just like what Kelcy mentioned earlier as far as support, et cetera, if it’s something that requires some type of an IDR subsidy, et cetera, we are working with them on this kind of stuff. And I guess I can say everything’s on the table as we look at various options. But at this point, not ready to really announce anything, what we’re going to do. But I will assure you that we’re evaluating a lot of various options, so...

John Edwards - Credit Suisse

Okay. All right. Thank you for that. That’s it for me.

Operator

Thank you. Our next question today is coming from Keith Stanley from Wolfe Research. Please proceed with your question.

Keith Stanley - Wolfe Research LLC

Hi. Good morning. Just quickly, would you mind giving a little more color on Lake Charles and recent discussions with Shell? I know they put out their update on the LNG market this week. Just any broader sense of timeline for when this project might be able to move forward, is it something you could see this year or next, or is it further out in time?

Marshall S. McCrea - Energy Transfer Partners, L.P.

This is Mackie again. As you know, we have been working on this project for years with BG initially and then Shell. Clearly, Shell is the leader, in our opinion, in the world on accomplishing something of this size in an environment that’s changed dramatically. Basis has collapsed, probably 80% or 90% from where it was four or five years ago. The credit worthiness of customers has changed dramatically. The length of contracts that customers are willing to sign up have shortened. So, it’s become a very difficult environment. Shell, as you know, currently hasn’t given up. They in fact are making headway. We remain, as Tom mentioned, in dialog with them. We very much hope and believe they’ll get to the finish line. However, one thing we are doing now, we are looking at utilizing the Lake Charles facility in a little different manner, not in a way that would harm in any way or get in the way of the, Shell call it, footprint for their project with us. But we’re looking at possibly exporting other products and other commodities, and we’re going to be pretty aggressive on doing that and utilizing some terminal. We’ve acquired a lot of land out there for this project and more than we really need for the Shell project. But that’s kind of a longwinded statement to we believe Shell can get there, if anybody can. And we believe they’re making headway on a kind of a new strategy that they have, and we’re going to remain in dialog and hope they get there over the coming months.

Keith Stanley - Wolfe Research LLC

Okay. Great. And just on to clarify Dakota Access, it sounds like the open season is still going on here to potentially go to 570,000 barrels a day. Are you still planning on upsizing that?

Marshall S. McCrea - Energy Transfer Partners, L.P.

We have not launched the next open season on DAPL. We do expect to do that probably in the next 30 to 60 days. But we do remain in dialog with potential shippers, as you can imagine, longer term.

Keith Stanley - Wolfe Research LLC

Great. Thank you.

Operator

Thank you. Our next question today is coming from Ethan Bellamy from Baird. Please proceed with your question.

Ethan Heyward Bellamy - Robert W. Baird & Co., Inc.

Hey, guys. Good morning. To follow-up on John’s question, does that lumberjack fire drill in Ohio add materially to Rover construction costs? And do you expect to receive a materially bigger bill from MasTec?

Marshall S. McCrea - Energy Transfer Partners, L.P.

Certainly, by adding more people in a shorter period of time, it will increase cost materially maybe related to the cost of this project, it’s another question, but certainly costs are – as we mentioned over the last couple of months, the longer it takes to get the FERC certificate, the more difficult and challenging this will be to get it built in time. So, we have hired, of course, more folks to get in there and to cut the trees down in time. I don’t think we have any kind of finalized number on how material, but it has raised cost a little bit.

Ethan Heyward Bellamy - Robert W. Baird & Co., Inc.

Okay. Thanks, Mackie. And Tom, do you see any permanent damage to financing sources from the pushback that your counterparties have received on Dakota Access? And then more broadly, are there any permanent changes to your process from what I think you would agree was probably a PR failure on DAPL and then the Stoneman House demolition that changes the way you operate or vet projects or move forward that might help keep you out of press?

Kelcy L. Warren - Energy Transfer Partners, L.P.

Hi. This is Kelcy. Well, unfortunately, we went through a period of time where you can follow every law, conduct yourself exactly correctly and go above and beyond all the requirements to do things, and yet you fall into the mess we fell into with Dakota Access Pipeline. There’s no way we can defend ourselves there. You’re correct. That was a mistake on my part. I underestimated the power of social media. I didn’t realize people could just say things that aren’t true and freely do it, but they did. And then, I’ll let Tom address the lenders. But I think most people, generally most, have a little bit of fortitude to them, a little bit of will. And I think most people, when they look and say, you did everything right, and yet we’re going to get out of your lending group. I don’t think – I mean, I’m not seeing any of that. Tom, are you?

Thomas E. Long - Energy Transfer Partners, L.P.

No. Not at all. Matter of fact, just specific to the financing on this project I will tell you that all 17 banks stepped up. Of course, they were contractually committed to step-up, but they all stepped up. I think we do have very strong relationships with our bank groups. We do work with them on these. And I think this is a broader question, overall, as far as the midstream space. But I will say that, like I say, that all the banks, I think did a very good job as we worked through this. It has been tough, no doubt, some of the pushback on them. But it was great to see that everything fell into place as planned.

Ethan Heyward Bellamy - Robert W. Baird & Co., Inc.

Thanks, Tom and Kelcy. And just to finish on a more positive note. I know you’re always looking at stuff. You’ve got your major projects looking to be completed this year. New projects announced. Kelcy, are you currently viewing any merger targets, and should we see you getting after it on the M&A side?

Kelcy L. Warren - Energy Transfer Partners, L.P.

As you know, we definitely believe, all successful MLP should have the correct mix of organic growth with M&A activity. It’s very difficult to have the choppiness of just organic growth. It’s very difficult to manage your business that way. So, yes, we are back analyzing. I think it’s safe to say, we will never do a deal again where the management team on the other side is not supportive of it. Those days are behind us. But to the extent that – I mentioned earlier, I do believe that ETE is an excellent acquisition currency to help the family. I don’t want to mislead anybody. ETE is not in the business of aggregating assets. Those assets belong down at the partnership level. But to the extent that ETE could help accomplish an M&A transaction, just like we did Southern Union, and then migrate that asset into the appropriate partnership, which would most certainly be ETP, we’re excited about that. And we believe strongly that we need to resume that activity.

Ethan Heyward Bellamy - Robert W. Baird & Co., Inc.

Thanks very much, Kelcy. Good luck.

Kelcy L. Warren - Energy Transfer Partners, L.P.

Thank you.

Operator

Thank you. Our next question today is coming from Selman Akyol from Stifel. Please proceed with your question.

Selman Akyol - Stifel, Nicolaus & Co., Inc.

Thank you. Good morning. Just real quickly, kind of going back to Arrowhead and sort of the outlook for that versus – or thinking in conjunction with your outlook for additional fracs - can you just maybe talk about what you’re seeing out there for additional processing plants as well as – and then you alluded a little bit to potential acquisitions in that area? And then if we were to see that, should we see an acceleration in Frac VI?

Marshall S. McCrea - Energy Transfer Partners, L.P.

Yeah. As I think everybody on this call knows we brought on Panther recently. We’re bringing on Arrowhead. We are in negotiations to potentially bring on another plant in the Waha area because of the tremendous growth. But at the same time, as some of these assets that come up for sale that have nice kind of synergistic that fits with us and even have a lot of good processing capacity either built or being built, we’ll take a look at that. And so, it’ll continue to be a huge focus on us. And as Kelcy mentioned on the other side, we do kind of have a balance even out there of adding additional processing plants or buying other assets at the right price. And that’s the difficult part with some of the multiples that the assets we’re going for out in West Texas, but will continue to be in the M&A arena there also.

Selman Akyol - Stifel, Nicolaus & Co., Inc.

Got you. And then just final for me, but – and small, but on Frac III, you guys noted $13 million of increased costs for the plant. I was just kind of wondering one-time and all those behind you and can you just elaborate on what they were for?

Marshall S. McCrea - Energy Transfer Partners, L.P.

The Frac III, I’m sorry, cost?

Selman Akyol - Stifel, Nicolaus & Co., Inc.

Yes. In the press release, you talked about Frac III and you had $13 million of additional expenses for that. I was just kind of wondering were those more of one-time nature?

Thomas E. Long - Energy Transfer Partners, L.P.

Yeah. I’d called them more of one-time in nature from that standpoint, for that $13 million.

Selman Akyol - Stifel, Nicolaus & Co., Inc.

Okay. All right. Thank you.

Marshall S. McCrea - Energy Transfer Partners, L.P.

Thank you.

Operator

Thank you. That does conclude our question-and-answer session. I’d like to turn the floor back over to Mr. Long for any further closing comments.

Thomas E. Long - Energy Transfer Partners, L.P.

Once again, thank all of you for joining us today. And just to reiterate one more time just how excited we are about the products that we have coming online during 2017 as well as the merger with SXL and we look forward to talking to you in the future.

[Operator instructions]

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This report includes “forward-looking” statements. Forward-looking statements are identified as any statement that does not relate strictly to historical or current facts. Statements using words such as “anticipate,” “believe,” “intend,” “project,” “plan,” “expect,” “continue,” “estimate,” “goal,” “forecast,” “may” or similar expressions help identify forward-looking statements. ETP and SXL cannot give any assurance that expectations and projections about future events will prove to be correct. Forward-looking statements are subject to a variety of risks, uncertainties and assumptions. These risks and uncertainties include the risks that the proposed transaction may not be consummated or the benefits contemplated therefrom may not be realized. Additional risks include: the ability to obtain requisite regulatory and unitholder approval and the satisfaction of the other conditions to the consummation of the proposed transaction, the ability of SXL to successfully integrate ETP’s operations and employees and realize anticipated synergies and cost savings, the potential impact of the announcement or consummation of the proposed transaction on relationships, including with employees, suppliers, customers, competitors and credit rating agencies, the ability to achieve revenue, DCF and EBITDA growth, and volatility in the price of oil, natural gas, and natural gas liquids. Actual results and outcomes may differ materially from those expressed in such forward-looking statements. These and other risks and uncertainties are discussed in more detail in filings made by SXL and ETP with the Securities and Exchange Commission (the “SEC”), which are available to the public. SXL and ETP undertake no obligation to update publicly or to revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Additional Information and Where to Find It

SECURITY HOLDERS ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS AND THE REGISTRATION STATEMENT REGARDING THE TRANSACTION CAREFULLY WHEN IT BECOMES AVAILABLE. These documents (when they become available), and any other documents filed by SXL or ETP with the SEC, may be obtained free of charge at the SEC’s website, at www.sec.gov. In addition, investors and security holders will be able to obtain free copies of the registration statement and the proxy statement/prospectus by phone, e-mail or written request by contacting the investor relations department of SXL or ETP at the following:

Sunoco Logistics Partners L.P. 3807 West Chester Pike Newtown Square, PA 19073 Attention: Investor Relations Phone: 866-248-4344	Energy Transfer Partners, L.P. 8111 Westchester Drive Dallas, TX 75225 Attention: Investor Relations Phone: 214-981-0700
Email: IR@sunocologistics.com	Email: InvestorRelations@energytransfer.com

Participants in the Solicitation

SXL, ETP and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies in connection with the proposed merger. Information regarding the directors and executive officers of SXL is contained in SXL’s Form 10-K for the year ended December 31, 2015, which was filed with the SEC on February 26, 2016. Information regarding the directors and executive officers of ETP is contained in ETP’s Form 10-K for the year ended December 31, 2015, which was filed with the SEC on February 29, 2016. Additional information regarding the interests of participants in the solicitation of proxies in connection with the proposed merger will be included in the proxy statement/prospectus.